UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to                         .

Commission file number: 000-20538

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ISLE OF CAPRI CASINOS, INC.

RETIREMENT TRUST AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ISLE OF CAPRI CASINOS, INC.

600 Emerson Road, Suite 300

St. Louis, Missouri 63141

ISLE OF CAPRI CASINOS, INC.

RETIREMENT TRUST AND SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator

Isle of Capri Casinos, Inc. Retirement Trust and Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Isle of Capri Casinos, Inc. Retirement Trust and Saving Plan (the Plan) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) and schedule of delinquent contributions as of December 31, 2007, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

St. Louis, Missouri
June 26, 2008

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Isle of Capri Casinos, Inc. Retirement

Trust and Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Isle of Capri Casinos, Inc. Retirement Trust and Savings Plan as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Isle of Capri Casinos, Inc. Retirement Trust and Savings Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ RubinBrown LLP
St. Louis, Missouri
July 12, 2007

Isle of Capri Casinos, Inc.

Retirement Trust and Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets

Investments
Cash	$—	$72,339
Participant-directed investment accounts	54,079,325	50,257,052
Participant loans receivable	3,204,566	3,190,718
Total investments, at fair value	57,283,891	53,520,109

Receivables
Employer’s contribution	1,505,754	1,460,162
Participants’ contributions	8,518	593,717
Total receivables	1,514,272	2,053,879

Total assets	58,798,163	55,573,988

Liabilities
Accrued expenses	23,000	21,484

Net assets, at fair value	58,775,163	55,552,504

Adjustment from fair value to contract value for fully benefit- responsive investment contracts	298,602	206,836

Net assets available for benefits	$59,073,765	$55,759,340

See Notes to Financial Statements

Isle of Capri Casinos, Inc.

Retirement Trust and Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2007	2006
Additions to net assets:
Investment income:
Net realized and unrealized appreciation in fair value of investments	$1,951,210	$5,829,162
Interest and dividends	894,508	756,272
Total investment income	2,845,718	6,585,434

Contributions:
Employer	1,717,062	1,653,042
Participant	6,716,920	7,694,050
Participant rollovers	487,686	375,439
Total contributions	8,921,668	9,722,531
Transfer in of participant accounts	1,667,063	—
Total additions	13,434,449	16,307,965

Deductions:
Distributions paid to participants	10,014,021	20,364,417
Other expenses	106,003	126,334
Total deductions	10,120,024	20,490,751

Net increase (decrease) in Plan assets	3,314,425	(4,182,786)
Net assets available for benefits, beginning of year	55,759,340	59,942,126

Net assets available for benefits, end of year	$59,073,765	$55,759,340

See Notes to Financial Statements

Isle of Capri Casinos, Inc.

Retirement Trust and Savings Plan

Notes to Financial Statements

1.  Description of Plan

The following description of the Isle of Capri Casinos, Inc. Retirement Trust and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. Isle of Capri Casinos, Inc. is the plan sponsor (the Plan Sponsor.)

General - The Plan is a defined contribution plan covering the employees of Isle of Capri Casinos, Inc., and its subsidiaries, who are age 21 or older and have completed one year of service as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and participants’ accounts - Each participant’s account is credited with the participant’s elective deferral contribution up to 15% of their salary not to exceed the limits under Code Section 402(g), an employer matching contribution equal to 25% of the participant’s elective deferral contribution, rollover contributions, transfers from other plans, voluntary contributions, employer vacation contributions, and an allocation of (a) employer’s qualified non-elective contributions, if made; (b) employer’s discretionary contributions, if made; (c) Plan earnings; and (d) forfeitures of terminated participants’ nonvested accounts. Allocations are based on compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options – Upon enrollment in the Plan, the participant may direct contributions into various mutual funds, common trust funds, or Isle of Capri Casinos, Inc. common stock.  All contributions are participant directed. If a participant does not provide investment direction or if contributions are received prior to receiving the investment direction, contributions are directed to the applicable Principal Life Time portfolios based on the participant’s current age and the definition of normal retirement age under the Plan, which is age 65.

Vesting - Participants are immediately vested in their elective deferral contributions, rollover contributions, transfers in from other plans, voluntary contributions, qualified nonelective employer contributions, employer matching contributions, employer vacation contributions, and actual earnings thereon.

Payment of benefits - Upon termination of service, or at normal retirement age, participants can receive a lump sum amount equal to the vested portion of their account. Participants may request to receive installment payments instead of the normal lump sum distribution. Benefits are recorded when paid.

Participant loans receivable - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate

Isle of Capri Casinos, Inc.

Retirement Trust and Savings Plan

Notes to Financial Statements

(continued)

with local prevailing rates as determined quarterly by the Plan administrator. Interest rates range from 5.00% to 10.5%. Principal and interest is paid ratably through monthly payroll deductions.

Forfeited Accounts - These accounts will be reallocated to participants in the same manner as employer contributions. At December 31, 2007 and 2006, there were no forfeited nonvested accounts.

Risks and uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

2.  Summary of Accounting Policies

Basis of accounting - The financial statements of the Plan are prepared using the accrual basis of accounting.

Investment valuation and income recognition - The Plan’s investments are stated at fair value and represent the plan’s share of the market value of fund holdings or are based on quoted market prices. Loans to Participants, which are subject to various interest rates, are carried at cost (original loan less repayments) which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through common collective trusts (Principal Fixed Income Option 401 (A) / (K) and ABN AMRO Income Plus Fund). As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in common collective trusts as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts.  The fair value of the Plan’s interest in the Principal Fixed Income Option 401 (A) / (K) and ABN AMRO Income Plus Fund is based on information reported by the issuer of the common collective trust at year-end.  The contract value of the Principal Fixed Income Option 401 (A) / (K) and ABN AMRO Income Plus Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Isle of Capri Casinos, Inc.

Retirement Trust and Savings Plan

Notes to Financial Statements

(continued)

2.  Summary of Accounting Policies (continued)

Payment of withdrawals - Withdrawals are recorded when paid.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative expenses – Legal and audit expenses are paid by the Plan Sponsor and other administrative expenses are paid by the Plan.

Reclassifications - Certain reclassifications of prior year presentations have been made to conform to the 2007 presentation.

Recently Issued Accounting Standards - In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (“SFAS 157”) which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. On February 12, 2008, the FASB issued FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157 (“FSP 157-2”), delaying the effective date of FASB 157 to fiscal years beginning after November 15, 2008, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. We are currently evaluating the impact the adoption of SFAS 157, including the deferment provisions of FSP 157-2, will have on the financial statements.

Isle of Capri Casinos, Inc.

Retirement Trust and Savings Plan

Notes to Financial Statements

(continued)

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits, at fair value, is as follows

	December 31,
	2007	2006
Participant directed investments accounts
Collective trust fund:
ABN AMRO Income Plus Fund	$9,523,951	$13,089,994
Registered investment companies (mutual funds):
PIMCO Real Return A	3,070,148	2,885,821
American Funds EuroPacific Growth Fund	7,201,375	6,224,386
Aston/Montag & Caldwell Growth Fund	—	4,637,709
American Funds Income Fund of America	6,636,789	6,127,578
Goldman Sachs Structured Small Cap Value A Fund	4,441,026	—
Columbia Marsico Growth A Fund	4,965,994	—
MFS Value Fund	9,060,569	8,576,133
AXA Enterprise Small Company Value Portfolio	—	5,129,050

During 2007 and 2006, the Plan’s investments (including gains and losses on investments sold, as well as held during the year) appreciated (depreciated) in value as follows:

	December 31,
	2007	2006

Mutual funds	$2,068,372	$5,052,686
Isle of Capri Casinos, Inc. common stock	(659,948)	135,454
Common trust funds	542,786	641,022
Total	$1,951,210	$5,829,162

4.  Related Parties

Certain Plan investments are shares of collective trust funds managed by ABN AMRO Asset Management.  ABN AMRO Trust Services Company, an affiliate of ABN AMRO Asset Management, served as Trustee of the Plan until February 17, 2006.  The payment by the Plan of compensation with respect to both services, as Trustee and as an investment company, is exempt from the party-in-interest prohibitions under Internal Revenue Service Code Section 4975(d)(2) because the services are necessary for the establishment and operation of the Plan.  Fees paid to ABN AMRO Trust Services Company for the year ended December 31, 2006 totaled $5,584.

Isle of Capri Casinos, Inc.

Retirement Trust and Savings Plan

Notes to Financial Statements

(continued)

4.  Related Parties (continued)

Common stock of the Plan Sponsor, is held in the Isle of Capri Casinos Stock Fund, a unitized fund available as one of the investment options within the Plan. The shares of the Plan sponsor in the unitized fund held by the Plan as of December 31, 2007 and 2006 had a market value of $813,407 and $1,400,606, respectively. The Plan purchased $1,835,752 and sold $1,763,003 of the Plan sponsor’s common stock during the year ended December 31, 2007. The Plan purchased $453,948 and sold $792,564 of the Plan sponsor’s common stock during the year ended December 31, 2006.

5.  Plan Transfers

During 2007, the Company acquired a casino in Caruthersville, Missouri and amended the Plan to include the new location as a participating employer.  In accordance with this transaction, 56 employees became participants in the Plan and participant balances of $1,667,063 were transferred into the Plan during 2007.

6.  Reconciliation of Financial Statements to Form 5500

Following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31
2007
Net assets available for benefits per the financial statements	$59,073,765
Adjustment from contract value to fair value for fully benefit-responsive contracts	(148,663)
Net assets available for benefits per the Form 5500	$58,925,102

Following is a reconciliation of net realized and unrealized appreciation in fair value of investments per the financial statements to the Form 5500:

Year Ended
December 31, 2007
Net realized and unrealized appreciation in fair value of investments per the financial statements	$1,951,210
Adjustment from contract value to fair value for fully benefit-responsive contracts	(148,663)
Net realized and unrealized appreciation in fair value of investments per the Form 5500	$1,802,547

Isle of Capri Casinos, Inc.

Retirement Trust and Savings Plan

Notes to Financial Statements

(continued)

7.  Plan Tax Status

The Plan obtained its latest determination letter on February 11, 2005, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan, as amended, is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

8.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

Supplemental Information

Isle of Capri Casinos, Inc. Retirement Trust and Savings Plan

EIN: 41-1659606       PLAN:  001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2007

	Identity of Issue	Description of Investment	Current Value

*	ABN AMRO Income Plus Fund	Collective Trust Fund - 1,506,497 units	$9,523,951

*	Principal Fixed Income Option 401 (A) / (K)	Collective Trust Fund - 213,782 units	2,848,824
	PIMCO Real Return A	Mutual Fund - 280,123 shares	3,070,148
	American Funds Income Fund of America	Mutual Fund - 342,456 shares	6,636,789
	American Funds EuroPacific Growth Fund	Mutual Fund - 141,564 shares	7,201,375
	MFS Value Fund	Mutual Fund - 341,522 shares	9,060,569
	Columbia Acorn Fund	Mutual Fund - 93,790 shares	2,707,730
*	Principal Investment LifeTime 2010 Preferred Fund	Mutual Fund - 45,619 shares	584,830
*	Principal Investment LifeTime 2020 Preferred Fund	Mutual Fund - 43,971 shares	597,132
*	Principal Investment LifeTime 2030 Preferred Fund	Mutual Fund - 63,265 shares	866,728
*	Principal Investment LifeTime 2040 Preferred Fund	Mutual Fund - 43,024 shares	604,501
*	Principal Investment LifeTime 2050 Preferred Fund	Mutual Fund - 4,850 shares	66,058
*	Principal Investment LifeTime Strategic Income Preferred Fund	Mutual Fund - 7,585 shares	90,263
	Columbia Marsico Growth A Fund	Mutual Fund - 216,856 shares	4,965,994
	Goldman Sachs Structured Small Cap Value A Fund	Mutual Fund - 1,220,062 shares	4,441,026
*	Isle of Capri Casinos Stock Fund	Unitized Stock Fund - 59,071 shares	813,407
	Participant Loans	Interest rates range from 5.0% - 10.5%	3,204,566
			$57,283,891

*	Represents a party-in-interest

All investments are participant directed.

See Report of Independent Registered Public Accounting Firm

Isle of Capri Casinos, Inc. Retirement Trust and Savings Plan

EIN: #41-1659606        PLAN: 001

Schedule Of Delinquent Contributions

December 31, 2007

Participant Contributions Transferred Late To Plan		Total That Constitute Nonexempt Prohibited Transactions
$2,218,413	*	$2,218,413	*

* During 2007, all late contributions and any related lost earnings were corrected.

The above information is a required disclosure for IRS Form 5500, Schedule H, Part IV, line 4a.

See Report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

ISLE OF CAPRI CASINOS, INC.

RETIREMENT TRUST AND SAVINGS PLAN

Date:	June 30, 2008	/s/ Dale R. Black
	By:	Dale R. Black
	Title:	Senior Vice President and Chief Financial Officer
For Isle of Capri Casinos, Inc. the Plan
Administrator

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Ernst & Young, LLP, Independent Registered Public Accounting Firm
23.2	Consent of RubinBrown, LLP, Independent Registered Public Accounting Firm